

July 6, 2011

Via Facsimile
Satish Rishi
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, California 94089

> **Re:** **Rambus Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 0-22339**

Dear Mr. Rishi:

We have reviewed your letter dated June 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 5 – Balance Sheet Details, page 73

Property, Plant and Equipment, page 73

1. We note from your response to prior comment 2 that you have provided nonrecourse financing and therefore have continuing involvement under paragraph 840-40-25-14b of the FASB Accounting Standards. Please explain to us the significant payment terms of your lease agreement, including any remedies the landlord would have in the event of default. Clearly explain why you believe the additional $4.8 million of construction costs you incurred represents nonrecourse financing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202)551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief